Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the years ended December 31, 2025 and 2024

MANAGEMENT'S REPORT
Financial Reporting
The accompanying consolidated financial statements and management discussion and analysis ("MD&A") are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit & Finance Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management's efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit & Finance Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025. Ernst & Young LLP, the independent registered public accounting firm that audited the accompanying consolidated financial statements has issued its attestation report on the Company's internal control over financial reporting.

March 6, 2026

/s/ Rod West	/s/ Robert Stefani
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the "Company"), as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that is communicated or required to be communicated to the Audit & Finance Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 6 to the consolidated financial statements, the Company has approximately $1,395.9 million in regulatory assets and approximately $650.7 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost-of-service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder's equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, derivative instruments, pension and other post-employment benefit obligation, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.
Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the financial statements. The Company's judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management's controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.
We performed audit procedures that included, amongst others, evaluating the Company's assessment of the probability of future recovery for certain regulatory assets and refund of certain regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company's filings for any evidence that might contradict the Company's assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator's treatment of similar costs under similar circumstances. We evaluated the Company's analysis and compared that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We assessed the methodology and mathematical accuracy of the Company's calculations of certain regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2013.
Toronto, Canada
March 6, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Algonquin Power & Utilities Corp. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025, and 2024, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years then ended, and the related notes, and our report dated March 6, 2026, expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management Report on Internal Controls over Financial Reporting section contained in the accompanying Management Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 6, 2026

Algonquin Power & Utilities Corp.
Consolidated Statements of Operations

	Years ended
(millions of U.S. dollars, except per share amounts)	December 31,
	2025	2024
Revenue
Regulated electricity distribution	$1,292.7	$1,276.1
Regulated natural gas distribution	614.4	546.4
Regulated water reclamation and distribution	426.6	406.1
Non-regulated energy sales	36.5	35.3
Other revenue	63.4	55.6
	2,433.6	2,319.5
Expenses
Operating expenses	870.4	873.4
Regulated electricity purchased	357.8	365.7
Regulated natural gas purchased	227.0	183.2
Regulated water purchased	26.6	28.1
Other cost of sales	28.4	23.8
Depreciation and amortization	400.3	395.7
Loss on foreign exchange	18.4	3.5
	1,928.9	1,873.4
Operating income	504.7	446.1
Interest expense (note 8)	(282.5)	(363.6)
Income from long-term investments (note 7)	21.6	107.5
Other income (note 6)	22.0	27.5
Other net losses (note 17)	(52.6)	(27.0)
Pension and other post-employment non-service costs (note 9(d))	(3.7)	(14.1)
Gain on derivative financial instruments (note 22(b)(iii))	1.5	0.8
	(293.7)	(268.9)
Earnings before income taxes	211.0	177.2
Income tax expense from continuing operations (note 16)
Current	(15.9)	(18.2)
Deferred	(49.1)	(168.6)
	(65.0)	(186.8)
Earnings (loss) from continuing operations	146.0	(9.6)
Loss from discontinued operations, net of tax (note 23(b))	(37.7)	(1,506.3)
Net earnings (loss)	108.3	(1,515.9)
Net effect of non-controlling interests from continuing operations (note 15)	72.5	74.9
Net effect of non-controlling interests from discontinued operations (note 23)	—	60.5
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$180.8	$(1,380.5)
Series A Shares and Series D Shares dividend (note 14)	10.5	10.5
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$170.3	$(1,391.0)
Basic and diluted net earnings per share from continuing operations (note 18)	$0.27	$0.07
Basic and diluted net loss per share from discontinued operations (note 18)	$(0.05)	$(1.97)
Basic and diluted net earnings (loss) per share (note 18)	$0.22	$(1.90)
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Comprehensive Income (Loss)

	Years ended
(millions of U.S. dollars)	December 31,
	2025	2024
Net earnings (loss)	$108.3	$(1,515.9)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil (2024 - tax expense of $nil) (notes 22(b)(iii))	48.2	34.4
Change in fair value of cash flow hedges, net of tax recovery of $0.6 (2024 - tax expense of $0.4) (note 22(b)(ii))	(33.6)	52.3
Change in pension and other post-employment benefits, net of tax expense of $3.5 (2024 - tax expense of $3.8)	6.7	7.0
OCI, net of tax (note 13)	21.3	93.7

Amounts reclassified from AOCI related to discontinued operations (notes 13 and 23(b))	—	94.6
Derecognition on sale of the renewable energy business (note 23)	(71.6)	—
Comprehensive income (loss)	58.0	(1,327.6)
Comprehensive loss attributable to the non-controlling interests	(72.5)	(130.8)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$130.5	$(1,196.8)
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets

(millions of U.S. dollars)	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$32.7	$34.8
Trade and other receivables, net (note 3)	494.8	422.6
Fuel and natural gas in storage	46.6	43.7
Supplies and consumables inventory	179.9	179.9
Regulatory assets (note 6)	205.1	194.9
Prepaid expenses	89.2	68.8
Derivative instruments (note 22)	6.0	11.1
Other assets (note 10)	149.8	12.8
Assets held for sale (note 23)	—	166.5
	1,204.1	1,135.1
Property, plant and equipment, net (note 4)	9,749.9	9,450.1
Intangible assets, net (note 5)	69.7	69.1
Goodwill (note 5)	1,320.1	1,312.2
Regulatory assets (note 6)	1,190.8	1,126.1
Long-term investments (note 7)	207.5	67.8
Derivative instruments (note 22)	77.0	97.4
Deferred income taxes (note 16)	26.3	11.2
Other assets (note 10)	290.8	163.6
Assets held for sale (note 23)	—	3,529.1
	$14,136.2	$16,961.7
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Balance Sheets (continued)

(millions of U.S. dollars)	December 31,	December 31,
	2025	2024
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$145.4	$164.2
Accrued liabilities	396.7	503.3
Dividends payable	50.1	49.7
Regulatory liabilities (note 6)	65.8	76.7
Long-term debt (note 8)	364.0	491.7
Other long-term liabilities (note 11)	151.1	36.3
Derivative instruments (note 22)	1.6	1.9
Other liabilities	24.2	20.7
Liabilities associated with assets held for sale (note 23)	—	153.0
	1,198.9	1,497.5
Long-term debt (note 8)	6,168.9	6,207.0
Regulatory liabilities (note 6)	584.9	559.6
Deferred income taxes (note 16)	688.9	577.2
Derivative instruments (note 22)	15.9	17.5
Pension and other post-employment benefits obligation (note 9)	72.6	73.6
Other long-term liabilities (note 11)	357.8	273.8
Liabilities associated with assets held for sale (note 23)	—	1,574.3
	7,889.0	9,283.0
Redeemable non-controlling interests	—	5.0
Equity:
Preferred shares (note 12(c))	184.3	184.3
Common shares (note 12(a))	7,401.7	7,391.3
Additional paid-in capital	(14.7)	(19.2)
Deficit	(2,961.3)	(2,929.9)
Accumulated other comprehensive income ("AOCI") (note 13)	31.1	81.4
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,641.1	4,707.9
Non-controlling interests (note 15)
Non-controlling interests - tax equity partnership units	328.5	1,099.3
Other non-controlling interests	78.7	369.0
	407.2	1,468.3
Total equity	5,048.3	6,176.2
Commitments and contingencies (note 20)
	$14,136.2	$16,961.7
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity

(millions of U.S. dollars) For the year ended December 31, 2025

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2024	$7,391.3	$184.3	$(19.2)	$(2,929.9)	$81.4	$1,468.3	$6,176.2
Net earnings (loss)	—	—	—	180.8	—	(72.5)	108.3
Regulatory asset attributable to non-controlling interests	—	—	—	—	—	2.5	2.5
OCI	—	—	—	—	21.3	—	21.3
Dividends declared and distributions to non-controlling interests	—	—	—	(212.2)	—	(6.0)	(218.2)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6.9	6.9
Derecognition on sale of the renewable energy business	—	—	—	—	(71.6)	(992.0)	(1,063.6)
Common shares issued under employee share purchase plan	3.7	—	—	—	—	—	3.7
Share-based compensation	—	—	19.2	—	—	—	19.2
Common shares issued pursuant to share-based awards	6.7	—	(7.6)	—	—	—	(0.9)
Non-controlling interest assumed on asset acquisition	—	—	(7.1)	—	—	—	(7.1)
Balance, December 31, 2025	$7,401.7	$184.3	$(14.7)	$(2,961.3)	$31.1	$407.2	$5,048.3
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Equity (continued)

(millions of U.S. dollars) For the year ended December 31, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,230.0	$184.3	$7.3	$(1,279.7)	$(102.3)	$1,584.8	$6,624.4
Net loss	—	—	—	(1,380.5)	—	(135.4)	(1,515.9)
Amounts reclassified from AOCI to the consolidated statements of operations related to discontinued operations (note 23(b))	—	—	—	—	94.6	—	94.6
Effect of redeemable non-controlling interests not included in equity (note 15)	—	—	—	—	—	1.3	1.3
OCI	—	—	—	—	89.1	4.6	93.7
Dividends declared and distributions to non-controlling interests	—	—	—	(270.6)	—	(75.1)	(345.7)
Regulatory asset attributable to non-controlling interests	—	—	—	—	—	(1.6)	(1.6)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	75.6	75.6
Common shares issued upon settlement of purchase contracts, net of tax-effected cost	1,150.0	—	(20.3)	—	—	—	1,129.7
Common shares issued under employee share purchase plan	4.0	—	—	—	—	—	4.0
Share-based compensation	—	—	15.2	—	—	—	15.2
Common shares issued pursuant to share-based awards	7.3	—	(5.8)	0.9	—	—	2.4
Non-controlling interest assumed on asset acquisition	—	—	(15.6)	—	—	14.1	(1.5)
Balance, December 31, 2024	$7,391.3	$184.3	$(19.2)	$(2,929.9)	$81.4	$1,468.3	$6,176.2
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(millions of U.S. dollars)	Years ended December 31,
	2025	2024
Cash provided by (used in):
Operating activities
Net earnings (loss)	$108.3	$(1,515.9)
Adjustments and items not affecting cash:
Depreciation and amortization	400.3	476.7
Deferred taxes	136.4	105.6
Initial value and changes in derivative financial instruments, net of amortization	(8.9)	(5.8)
Share-based compensation	13.0	18.4
Cost of equity funds used for construction purposes	(1.7)	(1.7)
Change in value of investments carried at fair value	—	38.0
Pension and post-employment expense lower than contributions	(12.1)	(0.4)
Distributions received from equity investments, net of income	1.0	42.2
Loss from classification as held for sale (note 23(b))	—	1,357.3
Loss on reclassification of AOCI (note 23(b))	—	94.6
Other	3.0	12.2
Net change in non-cash operating items (note 21)	(45.7)	(139.5)
	593.6	481.7
Financing activities
Increase in long-term debt	554.7	4,035.0
Repayments of long-term debt	(714.2)	(5,344.2)
Net change in commercial paper	(46.0)	(98.6)
Repayment of long-term debt on disposition of renewable energy business (note 23)	(1,374.8)	—
Issuance of common shares, net of costs	0.8	1,154.0
Cash dividends on common shares	(201.3)	(285.1)
Dividends on preferred shares	(10.5)	(10.5)
Contributions from non-controlling interests and redeemable non-controlling interests	—	60.5
Production-based cash contributions from non-controlling interest from discontinued operations	—	13.0
Production-based cash contributions from non-controlling interest from continuing operations	6.9	2.0
Distributions to non-controlling interests	(1.5)	(33.3)
Receipts (payments) upon settlement of derivatives	(35.4)	6.0
Shares surrendered to fund withholding taxes on exercised share options	(1.0)	(3.4)
Acquisition of non-controlling interest	—	(23.4)
Net change in other long-term liabilities	11.1	(28.4)
	(1,811.2)	(556.4)
Investing activities
Additions to property, plant and equipment and intangible assets	(771.9)	(872.4)
Proceeds from sale of long-lived assets	—	1,077.2
Increase in long-term investments	(4.9)	(115.0)
Decrease in long-term investments	—	22.9
Proceeds from divestiture of operating entity	1,973.3	29.5
Transaction cost on divestiture of operating entity	(16.1)	—
Increase in other assets	(17.0)	(9.4)
	1,163.4	132.8
Effect of exchange rate differences on cash and restricted cash	1.3	(3.1)
Increase (decrease) in cash, cash equivalents and restricted cash	$(52.9)	$55.0
Cash, cash equivalents and restricted cash, beginning of year	131.1	76.1
Cash, cash equivalents and restricted cash, end of year	$78.2	$131.1
See accompanying notes to consolidated financial statements.
Algonquin Power & Utilities Corp. Consolidated Statements of Cash Flows (continued)

(millions of U.S. dollars)	Years ended December 31,
	2025	2024
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$(312.1)	$(432.7)
Cash received during the year for income taxes - net (note 16)	$73.4	$56.7
Cash received during the year for distributions from equity investments	$—	$86.3
Non-cash financing and investing activities:
Increase (decrease) in accrued capital expenditure	$(121.4)	$84.7
Issuance of common shares under share-based compensation plans	$10.4	$11.3
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$195.1
See accompanying notes to consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. The Company's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric-generating facilities located in Canada that were not sold as part of the Renewables Sale (as defined below). Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate debt and corporate and shared services that primarily support the Regulated Services Group and the Hydro Group. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, on January 8, 2025, the assets and liabilities of this segment (excluding the Hydro Group) were disposed of and its net earnings have been reported as discontinued operations (the "discontinued operations") (see notes 1(c) and 23).
1.Significant accounting policies
(a)Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.
(b)Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN, its majority-owned subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary (note 1(n)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(u)).
(c)Discontinued operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding the Hydro Group) to a wholly owned subsidiary of LS Power (the "Renewables Sale"). In the third quarter of 2024, the Company concluded that the consolidated assets within the renewable energy business that were sold met the accounting requirements to be presented as "held for sale" based on the receipt of financial commercial terms, approval of the Board of Directors of AQN (the "Board") to consummate the transaction and the signing of the sale agreement, all occurring within such quarter. As a result, the renewable energy business (excluding the Hydro Group) has been classified as discontinued operations in the 2025 consolidated annual financial statements.
AQN has elected to present the cash flows of discontinued operations combined with cash flows of continuing operations. No interest from corporate-level debt was allocated to discontinued operations. For the years ended December 31, 2025 and 2024, the loss from discontinued operations, net of tax on AQN's consolidated statements of operations, includes amounts related to non-controlling interests, where applicable. A portion of non-controlling interests on AQN's consolidated balance sheets relates to discontinued operations for the periods presented.
On January 8, 2025, the Company completed the Renewables Sale.
Unless otherwise noted, the notes to these consolidated annual financial statements exclude amounts related to discontinued operations for all periods presented.
See note 23 for a discussion of discontinued operations related to the Renewables Sale.
(d)Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(x). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(d)Business combinations, intangible assets and goodwill (continued)
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts within the Hydro Group are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company's customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangible assets and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangible assets include renewable energy credits that are purchased by the Company's electric utilities to satisfy renewable portfolio standard obligations. These intangible assets are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit's fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit's fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
(e)Accounting for rate-regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the "Regulator"). The Regulator provides the final determination of the rates charged to customers. AQN's regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ("FASB") ASC Topic 980, Regulated Operations ("ASC 980") except for AQN's Chilean operating company, Suralis (Chile) Water System ("Suralis"). The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover Suralis's specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-making process. Included in note 6, "Regulatory matters", are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company's reported consolidated financial condition and consolidated results of operations.
The U.S. electric, gas and water utilities' accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission ("FERC"), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the Gas Distribution Uniform Accounting Regulation - Gas Distribution Act, 1999 (New Brunswick).
(f)Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(g)Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN's cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.
(h)Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.
(i)Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 6(e)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(j)Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) is charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base, and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(k)Property, plant and equipment
Property, plant and equipment are recorded at cost. Project development costs for rate-regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as regulatory assets or property, plant and equipment when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction ("AFUDC") for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long-term investments on the consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(k)Property, plant and equipment (continued)
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses, such as maintenance and repair costs, are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 11(a)) once the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.
The Company's depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

	Range of useful lives		Weighted average remaining useful lives
	2025	2024	2025	2024
Utility plant	1-100	1-100	41	41
Hydro: generation facilities and other	5-60	5-60	35	35
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(l)Commonly owned facilities
The Company owns undivided interests in three electric-generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company's investment in the undivided interest is recorded as plant in service and recovered through rate base. Commonly owned facilities represent cost of $568.4 million (2024 - $560.7 million) and accumulated depreciation of $120.3 million (2024 - $103.3 million). The Company's share of operating costs is recognized in operating expenses. Total expenditures incurred on these facilities for the year ended December 31, 2025 were $80.7 million (2024 - $69.6 million).
(m)Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangible assets are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(n)Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 7).
The Company's continuing operation has equity and notes receivable interests in one power-generating facility. AQN has determined that this entity is considered a VIE mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facility's economic performance relate to siting, permitting, technology, construction, operations and maintenance, and financing. As AQN has both the power to direct the activities of the entity that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entity that could potentially be significant to the entity, the Company is considered the primary beneficiary.
Total net book values of assets and long-term debt of this facility amount to $32.0 million (2024 - $28.8 million) and $6.8 million (2024 - $9.2 million), respectively. The financial performance of this facility reflected on the consolidated statements of operations includes non-regulated energy sales of $12.4 million (2024 - $11.5 million), operating expenses and amortization of $3.4 million (2024 - $3.2 million), and interest expense of $2.2 million (2024 - $1.1 million).
(o)Long-term investments
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity-method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectibility of both the interest and principal is reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.
(p)Tax equity investments
In connection with the Renewables Sale, the Company retained tax equity investments in seven renewable energy projects. These investments were previously considered intercompany investments and eliminated upon consolidation.
The Company elected to account for three eligible tax equity investments using the Proportional Amortization Method ("PAM") as outlined in Accounting Standards Update ("ASU") 2023-02 Investments - Equity Method & Joint Ventures: Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.
The PAM requires the cost of eligible investments to be amortized in proportion to the tax benefits received with the resulting amortization reported directly in income tax expense, which aligns with the associated tax credits and other tax benefits.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(p)Tax equity investments (continued)
Delayed equity contributions that are unconditional and legally binding or conditional and probable of occurring are recorded in other liabilities with a corresponding increase in the carrying value of the investment. The Company is required to re-evaluate eligible investments when significant modifications or events occur that result in a change in the nature of the investment or a change in the Company's relationship with the underlying project. During the year, there were no significant modifications or events that resulted in a change in the nature of an eligible investment or a change in the Company's relationship with the underlying projects.
Tax equity investments not eligible for the PAM are recorded at cost.
See note 7 for additional details.
(q)Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit ("OPEB") plans and supplemental executive retirement program ("SERP") plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company's expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in AOCI and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company's pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in pension and other post-employment non-service costs in the consolidated statements of operations.
(r)Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset's estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation to the extent that retirement of assets are expected to be recovered through rates, these are recorded as regulatory assets.
(s)Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, railcars and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company's right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company's lease balances as of December 31, 2025 and its expected lease payments for the next five years and thereafter are not significant.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(t)Share-based compensation
The Company has several share-based compensation plans: a share option plan (inactive as of June 2, 2025); an employee share purchase plan ("ESPP"); a deferred share unit ("DSU") plan; and a restricted share unit ("RSU") and performance share unit ("PSU") plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.
The Company's share option plan (the "Option Plan") permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Option Plan must not exceed 8% of the number of shares outstanding at the time the options are granted. In 2025, the Board, on recommendation of the human resources and compensation committee of the Board ("Compensation Committee"), determined not to seek re-approval from shareholders of unallocated share options under the Option Plan at AQN’s annual meeting of shareholders held on June 3, 2025. As a result, as of June 2, 2025: (i) AQN will not be permitted to grant further options under the Option Plan until such time as the required shareholder approval is obtained in the future; and (ii) all options that have already been allocated and granted under the Option Plan that have not yet been exercised continue unaffected in accordance with their current terms; provided that, where such an option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required shareholder approval is obtained.
The number of shares subject to each option, the option price, the expiration date, the vesting, and other terms and conditions relating to each option shall be determined by the Board (or the Compensation Committee) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the "In-the-Money Amount". In accordance with the Option Plan, the "In-The-Money Amount" represents the excess, if any, of the market price of a share at such time over the option price, in each case such "In-the-Money Amount" being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company's clawback policy.
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options' vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company's common shares. The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.
(u)Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings (loss) and other comprehensive income (loss) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings (loss) or comprehensive income (loss) as a result of changes in the non-controlling interest, unless a change results in the loss of control by the Company.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(u)Non-controlling interests (continued)
Certain of the Company's U.S.-based wind and solar companies are organized as limited liability corporations ("LLCs") and partnerships, and have non-controlling membership equity investors ("tax equity partnership units", or "Tax Equity Investors"), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting (note 15).
The HLBV method uses a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors' share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN's control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(v)Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Refer to note 19, "Segmented information" for details of revenue disaggregation by business units.
The Company primarily derives its revenue from the distribution and generation of electricity, water distribution, wastewater collection and distribution of natural gas.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for natural gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(v)Recognition of revenue (continued)
On occasion, a utility is permitted to implement approved rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company's regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 19, "Segmented information" and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 6). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
(w)Foreign currency translation
AQN's reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amounts.
The Company's Canadian operations have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions is denominated in Canadian dollars. Similarly, the Company's Chilean and Bermudian operations' functional currency is the Chilean peso and the Bermudian dollar, respectively. However, Chilean long-term debt used to finance Suralis's operations is denominated in CLF. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing as at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(x)Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate-regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(y)Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(y)Financial instruments and derivatives (continued)
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset's carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company's revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair values recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings (loss) in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings (loss).
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company's electric distribution facilities enter into power and natural gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non-performance risk to ensure it does not impact the conclusion with respect to this exemption.
(z)Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
1.Significant accounting policies (continued)
(aa)Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(ab)Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
2.Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update enhance the transparency and decision-usefulness of income tax disclosures in the notes to financial statements, through improvements to disclosures primarily related to the rate reconciliation and income taxes paid. The Company adopted the new guidance for the year ended December 31, 2025. The expanded disclosures are presented in note 16.
(b)Recently issued accounting guidance not yet adopted
In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently assessing the relevant disclosure.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the scope, form and content, and required disclosures for interim financial statements under ASC 270. The amendments in this update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted.
The Company is currently evaluating the impact of this guidance, which is not expected to have a material impact on its consolidated financial statements but may impact interim disclosures.
The Company considers the applicability and impact of all recently issued FASB accounting standard codification updates. ASUs that are not noted above were assessed and determined to be not applicable or not significant to the Company's consolidated financial statements for the year ended December 31, 2025.
3.Trade and other receivables
Trade and other receivables as of December 31, 2025 include unbilled revenue of $136.9 million (2024 - $120.2 million) from the Company's regulated utilities. Trade and other receivables as of December 31, 2025 are presented net of allowance for doubtful accounts of $37.0 million (2024 - $27.1 million).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
4.Property, plant and equipment
Property, plant and equipment consist of the following:

2025
(millions of U.S. dollars)	Cost	Accumulated depreciation	Net book value
Utility plant (1)	$11,007.0	$1,918.1	$9,088.9
Hydro: generation facilities and other (2)	272.3	143.3	129.0
Land	119.5	—	119.5
Construction-in-progress
Utility plant	399.5	—	399.5
Hydro: generation facilities and other	13.0	—	13.0
	$11,811.3	$2,061.4	$9,749.9

2024
(millions of U.S. dollars)	Cost	Accumulated depreciation	Net book value
Utility plant (1)	$10,366.2	$1,596.8	$8,769.4
Hydro: generation facilities and other (2)	258.6	129.4	129.2
Land	117.7	—	117.7
Construction-in-progress
Utility plant	426.2	—	426.2
Hydro: generation facilities and other	7.6	—	7.6
	$11,176.3	$1,726.2	$9,450.1
(1) Utility plant includes cost of $3.4 million (2024 - $3.4 million) and accumulated depreciation of $3.2 million (2024 - $3.0 million) related to assets under finance lease.
(2) Hydro: generation facilities and other include cost of $52.4 million (2024 - $74.8 million) and accumulated depreciation of $31.0 million (2024 - $38.7 million) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under financing lease was $1.5 million (2024 - $1.0 million).
For the year ended December 31, 2025, contributions received in aid of construction of $3.6 million (2024 - $0.7 million) have been credited to the cost of the assets.
Interest and AFUDC capitalized to the cost of the assets in 2025 and 2024 are as follows:

(millions of U.S. dollars)	2025	2024
AFUDC capitalized on regulated property:
Allowance for borrowed funds	$4.3	$4.6
Allowance for equity funds	1.7	1.7
	$6.0	$6.3

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
5.Intangible assets and goodwill
Intangible assets consist of the following:

(millions of U.S. dollars)
2025	Cost	Accumulated amortization	Net book value
Customer relationships (a)	$76.3	$16.3	$60.0
Other (b)	10.0	0.3	9.7
	$86.3	$16.6	$69.7

2024	Cost	Accumulated amortization	Net book value
Customer relationships (a)	$74.3	$15.0	$59.3
Other (b)	10.1	0.3	9.8
	$84.4	$15.3	$69.1
(a) For the year ended December 31, 2025, customer relationships include a foreign exchange gain of $2.0 million (2024 - loss of $2.8 million).
(b) Other includes brand names, water rights, easements and miscellaneous intangible assets.
Estimated amortization expense for intangible assets for each of the next five years is $1.7 million.
Goodwill consist of the following:

(millions of U.S. dollars)	2025	2024
Goodwill
Opening balance	$1,312.2	$1,324.1
Foreign exchange gain (loss)	7.9	(11.9)
Closing balance	$1,320.1	$1,312.2
6.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the applicable Regulators of the jurisdictions in which they operate. The applicable Regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis, these utilities operate under cost-of-service regulation as administered by these authorities. The Company's regulated utility operating companies are accounted for under the principles of ASC 980. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)
The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Bermuda Electric Light Company Limited ("BELCO")	Bermuda	General Rate Case ("GRC")
On September 30, 2021, BELCO filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal. On April 11, 2025, BELCO and the RA filed a consent order with the court thereby concluding the matter.

Midstates Gas	Missouri	GRC
On February 9, 2024, Midstates Gas filed an application seeking an increase in revenues of $13.2 million based on an ROE of 10.80% and an equity ratio of 52.92%. On July 18, 2024, the Staff of the Missouri Public Service Commission ("MPSC") and Office of the Public Counsel ("OPC") filed direct testimony. Staff proposed a base revenue increase of $4.4 million based on a 50% equity ratio and 9.45% ROE. OPC recommended a 47.5% equity ratio and 9.50% ROE. On August 22, 2024, the parties filed rebuttal testimony. On September 19, 2024, the parties filed surrebuttal testimony. On October 9, 2024, Staff filed a motion to suspend the procedural schedule and evidentiary hearing given that the parties reached a settlement resolving all issues. The parties filed a stipulation agreement on October 22, 2024 agreeing to an increase in annual distribution revenues of $9.1 million. On November 6, 2024, the MPSC unanimously voted to approve the settlement agreement. A written order was issued January 2, 2025 with approved rates effective January 8, 2025.

Missouri Water	Missouri	GRC
On March 13, 2024, Missouri Water filed an application seeking an increase in revenues of $8.1 million based on an ROE of 10.62% and an equity ratio of 52.6%. On August 20, 2024, Staff filed direct testimony recommending an increase in annual revenues of $7.8 million based on an ROE of 9.45% and an equity ratio of 50%. The City of Bolivar recommended an increase in annual revenues of $7.5 million. On September 27, 2024, the parties filed rebuttal testimony. Surrebuttal testimony was filed on October 24, 2024. On December 6, 2024, a Unanimous Global Stipulation & Agreement was filed with the MPSC with an annual revenue increase of approximately $6.2 million. The MPSC issued an order approving the settlement on January 23, 2025. Approved rates became effective on March 1, 2025.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Arkansas Water	Arkansas	GRC
On March 14, 2024, Arkansas Water filed an application seeking an increase in revenues of $2.3 million based on an ROE of 10.62% and an equity ratio of 52.5%. On August 27, 2024, Staff filed testimony recommending an annual revenue increase of $1.5 million, based on an ROE of 9.80%. On September 24, 2024, the Company filed rebuttal testimony updating its proposed annual revenue increase to $1.8 million. Surrebuttal testimony was filed by the parties on October 22, 2024 and the Company's surrebuttal testimony was filed on October 29, 2024. On November 12, 2024, the Company and the Staff of the Arkansas Public Service Commission ("APSC") filed a settlement with an annual revenue increase of $1.5 million. On January 14, 2025, the APSC issued an order approving the settlement agreement and ordered compliance tariffs to be filed within seven days of the January 14, 2025 order. The APSC approved the compliance tariffs on February 7, 2025. Approved rates became effective on March 1, 2025.

New Brunswick Gas	New Brunswick	GRC
On April 15, 2024, New Brunswick Gas filed an application seeking an increase in revenues of C$1.6 million based on an ROE of 9.80% and an equity ratio of 45%. On August 16, 2024, the Office of the Public Intervenor filed testimony. On September 27, 2024, the Company filed rebuttal testimony. An evidentiary hearing was held on October 4, 7 and 8, 2024. On December 31, 2024, the New Brunswick Energy & Utilities Board issued an order authorizing an annual increase in revenue of C$1.2 million; on April 30, 2025, the Board issued its Reasons for Decision.

Bella Vista Water, Beardsley Water, Cordes Lakes Water, Rio Rico Water & Sewer	Arizona	GRC
On December 28, 2023, Bella Vista Water, Beardsley Water, Cordes Lakes Water, and Rio Rico Water & Sewer filed an application seeking an increase in revenues of $6.0 million based on an ROE of 10.95% and an equity ratio of 54%. On June 26, 2024, the Arizona Corporation Commission ("ACC") granted the Company's request to extend the procedural schedule with a hearing on the merits scheduled for March 24-28, 2025. Staff testimony, which recommended an increase of $2.9 million in revenue based on an ROE of 9.4% and an equity ratio of 54%, was filed and supplemented on January 8, 2025. On February 5, 2025, the Company notified the ACC that the parties had reached a settlement in principle that would resolve all matters in the rate case. The parties filed a settlement agreement on February 21, 2025, which would result in an increase in revenues of $4.2 million. On March 25-26, 2025, the ACC held a hearing on the settlement agreement. On June 18, 2025, the ACC approved the settlement agreement with approved rates taking effect July 1, 2025.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Granite State Electric	New Hampshire	GRC
On May 5, 2023, Granite State Electric filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023. On December 13, 2023, the Department of Energy ("DOE") filed a motion seeking to dismiss the case. An evidentiary hearing was held on January 23, 2024. The case was stayed by the New Hampshire Public Utilities Commission ("NHPUC") until May 15, 2024 so that it may contemplate the motion and the Company's third-party review of its financial information. On April 2, 2024, the NHPUC directed the Company to cooperate with the DOE and all other parties to develop a mutually-agreeable scope of work for the third-party report, to be filed with the NHPUC no later than April 15, 2024. Because there was no agreement on the scope of work, the Company filed the third-party report which concluded that the accounting information included in the rate filing provides a sufficient basis for determining the Company's revenue requirement and that 2023 accounting data provides a sufficient basis for inclusion in the Company's regulatory filings. On April 24, 2024, the Company filed an updated revenue requirement, seeking an increase in revenues of $14.7 million. On April 30, 2024, the NHPUC rejected the scope of the third-party report that was submitted, ordered an independent audit facilitated by the DOE with a procedural schedule for the next phase of the proceeding due no later than May 20, 2024, and deferred a ruling on the DOE motion to dismiss. The NHPUC extended the stay until September 16, 2024 to assess the issues that were raised in the docket and called for a status report required by August 30, 2024. On September 30, 2024, the Company notified the NHPUC that the parties were engaged in settlement discussions. The parties filed a settlement agreement on November 18, 2024. A hearing on the settlement agreement was held on January 15, 2025. Initial briefs on the NHPUC's authority to approve the settlement were filed January 31, 2025. A hearing was held March 20, 2025. On March 25, 2025, the NHPUC issued a Procedural Order approving the settlement agreement which resulted in a $5.5 million increase in annual revenues. Approved rates took effect April 1, 2025. On April 24, 2025, the NHPUC issued a further order stating its reasons for approval of the settlement agreement.

BELCO	Bermuda	GRC
BELCO requested, via data provided to the RA in 2025, an increase in revenue of $1.9 million for 2026 and $1.0 million for 2027 (excluding fuel costs) based on an ROE of 12.36% for both years and an equity ratio of 62%. On November 3, 2025, the RA authorized a 7.85% rate of return, comprised of a 62% equity and a 9.38% ROE. The RA approved incremental revenue decrease of $3.6 million for 2026 and increase of $2.0 million for 2027 (excluding fuel costs).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
EnergyNorth Gas	New Hampshire	GRC
On July 27, 2023, EnergyNorth Gas filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the NHPUC on October 31, 2023. The temporary increased revenue requirement is retroactive to October 1, 2023. On February 5, 2024, the Company requested that the NHPUC stay the case until April 12, 2024 so that the Company can provide the NHPUC with a third-party review of the financial information upon which the revenue requirement is predicated. On February 16, 2024, the DOE filed a motion seeking to dismiss the case. On March 14, 2024, the NHPUC issued an order staying the case until June 7, 2024, so that it may contemplate the motion and so that the Company can provide the NHPUC with a third-party review of the financial information within the rate application. On April 17, 2024, the Company filed a proposed scope for the third-party review. On August 16, 2024, the DOE filed a status update informing NHPUC that the parties met to discuss a comprehensive settlement of all issues in the case and intend to more fully engage in settlement discussions once a settlement in the Granite State Electric case was reached. On November 20, 2024, the NHPUC extended the stay of the proceeding to accommodate settlement negotiations until January 21, 2025. On April 21, 2025, the NHPUC further extended the stay of the proceeding until May 30, 2025. On June 13, 2025, a settlement agreement was filed with the NHPUC supporting a continuation of rates approved on October 31, 2023. A hearing on the settlement was held July 31, 2025. On August 26, 2025, NHPUC issued a procedural order approving the settlement agreement in its entirety and approved distribution rates to be effective on September 1, 2025. On October 16, 2025, the NHPUC issued a Recommended Form for Memorialization Order and requested that the Commission approve such form of Order by the first week of November 2025. On November 7, 2025, the NHPUC issued its order delineating its reasoning for approval of the settlement agreement on permanent rates, thereby concluding the case.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

(millions of U.S. dollars)	December 31, 2025	December 31, 2024
Regulatory assets
Securitized costs, net (a)	$260.0	$285.6
Deferred capitalized costs (b)	244.1	178.4
Rate adjustment mechanism (c)	184.5	198.2
Wildfire mitigation and vegetation management (d)	139.7	128.3
Fuel and commodity cost adjustments (e)	116.1	108.5
Income taxes (f)	96.9	96.7
Environmental remediation (g)	72.6	62.3
Pension and post-employment benefits (h)	47.1	51.8
Clean energy and other customer programs (i)	41.9	40.5
Retired generating plant (j)	13.4	14.6
Asset retirement obligation (k)	11.5	11.7
Rate review costs (l)	9.9	11.2
Cost of removal (m)	8.7	9.8
Debt premium (n)	3.5	12.8
Other regulatory assets (o)	146.0	110.6
Total regulatory assets	1,395.9	1,321.0
Less: current regulatory assets	(205.1)	(194.9)
Non-current regulatory assets	$1,190.8	$1,126.1

Regulatory liabilities
Income taxes (f)	$242.5	$256.7
Cost of removal (m)	199.5	188.9
Pension and post-employment benefits (h)	161.9	138.8
Fuel and commodity cost adjustments (e)	19.6	30.9
Clean energy and other customer programs (i)	8.7	8.5
Rate adjustment mechanism (c)	1.2	1.8
Other regulatory liabilities	17.3	10.7
Total regulatory liabilities	650.7	636.3
Less: current regulatory liabilities	(65.8)	(76.7)
Non-current regulatory liabilities	$584.9	$559.6
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on rate adjustment mechanism (c), fuel and commodity cost adjustments (e), clean energy and other customer programs (i), and rate review costs of some jurisdictions (l). During 2025, the Company recognized $22.0 million (2024 - $27.5 million) of carrying charges on regulatory balances on the consolidated statements of operations under other income, which was computed using only the debt component of the allowed return.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds, $301.5 million of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central United States and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During 2025, $18.3 million (2024 - $15.9 million) was recorded as amortization expense in the consolidated statements of operations under depreciation and amortization. The bonds will be paid through Securitized Utility Tariff Charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b)Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire District Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually.
In 2020, the Empire District Electric System made an election under Missouri law to apply the plant-in-service accounting ("PISA") regulatory mechanism, which permits the Empire District Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable weighted average cost of capital ("WACC") on certain property, plant and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of approved rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.
(c)Rate adjustment mechanism
Revenue for CalPeco Electric System, New England Gas System, Midstates Gas System, EnergyNorth Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective Regulators, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from one to five years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 60% of the shortfall is refundable to customers and is recorded as a regulatory liability. Retroactive rate adjustments for services rendered are accrued in the year earned, and collected upon approval of the final order over a period not exceeding 24 months. The difference between New Brunswick Gas' regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 25 years. The New York Water System has similar trackers, which are recovered over periods ranging from one to two years.
(d)Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company's California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)
(d)Wildfire mitigation and vegetation management (continued)
On July 12, 2019, California Assembly Bill 1054 ("AB 1054") was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission ("CPUC") for recovery of costs and expenses arising from a covered wildfire and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco") tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms, and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA"). The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC.
In relation to the Mountain View Fire (refer to note 20(a)), the Company accrued estimated losses of $178.4 million for claims arising out of the Mountain View Fire, against which it recorded expected recoveries through insurance of $116.0 million and WEMA of $71.5 million. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of cost included in WEMA and $6.7 million of forecasted legal expenses, which is subject to approval by the CPUC pursuant to the standards in AB 1054. During the year, the Company paid $174.9 million related to these claims and received insurance recoveries of $116.0 million.
(e)Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or fuel purchased differ from power or fuel costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and fuel in future periods ranging mostly from 6 to 24 months, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 22(b)(i)) are recoverable through the commodity costs adjustment.
On January 30, 2024, Empire District Bondco, LLC ("Empire District Bondco"), a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125.0 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039 (together, the "Securitization Bonds"), to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant.
(f)Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)
(g)Environmental remediation
Actual expenditures incurred for the clean-up of certain former natural gas manufacturing facilities (note 11(c)) are recovered through rates over a period of seven years and are subject to an annual cap.
(h)Pension and post-employment benefits
To the extent pension and OPEB costs incurred differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability as approved by the applicable Regulators and is recovered through rates over a period of three to eight years. In addition, the annual movements in AOCI for pension and OPEB for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System (note 9(b)) are reclassified to regulatory accounts in accordance with ASC 980. The balance is recovered through rates consistent with the treatment of OCI under Compensation Non-retirement Post-employment Benefits ("ASC 712") and Compensation Retirement Benefits ("ASC 715"). As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that had not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. These balances are recovered through rates over the future service years of the employees (an average of 10 years) or consistent with the treatment of OCI under ASC 712 and ASC 715 before the transfer to regulatory asset occurred.
(i)Clean energy and other customer programs
The regulatory asset for clean energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and recovered over periods of one to three years.
(j)Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury's plant retired from plant-in-service to a regulatory asset. The net book value that may be retained as an asset on the consolidated balance sheets for the retired plant is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset.
On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event. As noted above under (d) Fuel and commodity cost adjustments, on January 30, 2024, the Company completed the securitization of the costs associated with the retirement of the Asbury plant in accordance with the MPSC's order.
(k)Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.
(l)Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from one to five years.
(m)Cost of removal
Rates charged to customers cover the costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability (or asset) tracks the amounts that have been collected from customers net of costs incurred to date.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
6.Regulatory matters (continued)
(n)Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(o)Other regulatory assets
The Company's regulated utilities incur other miscellaneous costs such as storm costs, property taxes, financing costs and equipment costs, which are probable of recovery under existing mechanisms.
7.Long-term investments
Long-term investments consist of the following:

(millions of U.S. dollars)	2025	2024

Long-term investments carried at fair value	$2.1	$2.1

Other long-term investments
Tax equity investments (b)	$129.0	$—
Equity-method investees (c)	49.0	38.1
San Antonio Water System and other (d)	27.4	27.6
	$205.4	$65.7
Long-term investments	$207.5	$67.8
Income from long-term investments for the years ended December 31 is as follows:

	Years ended December 31,
(millions of U.S. dollars)	2025	2024
Gain on investments carried at fair value
Atlantica (a)	$—	$21.4
Other	0.2	0.3
	$0.2	$21.7
Dividend and interest income from investments carried at fair value
Atlantica (a)	$—	$76.3

Other long-term investments
Tax equity investments (b)	$4.8	$—
Equity-method gain (c)	5.0	4.3
Interest and other income	11.6	5.2
	$21.4	$9.5
Income from long-term investments	$21.6	$107.5

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
7.Long-term investments (continued)
(a)Investment in Atlantica
Prior to December 12, 2024, Liberty (AY Holdings) B.V. ("AY Holdings"), an entity controlled and consolidated by AQN, held an approximately 42% share ownership in Atlantica. On December 12, 2024, the Company completed the sale of its stake in Atlantica for $1,077.2 million.
The Company had elected the fair value option under ASC 825, Financial Instruments, to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statements of operations.
(b)Tax equity investments
In connection with the Renewables Sale, the Company retained tax equity investments in seven renewable energy projects amounting to $165.5 million. From such projects, the Company elected to apply the PAM to three eligible tax equity investments, which had a carrying value of $138.0 million. During the year ended December 31, 2025, the Company recorded amortization as a component of income tax expense of $19.9 million as a reduction in the investment, and $12.2 million related to adjustments to the tax credits earned. As of December 31, 2025, the PAM-eligible tax equity investments had a carrying value of $105.9 million. During the year ended December 31, 2025, the Company recorded distribution income of $3.0 million.
The remaining tax equity investments are not eligible to be accounted for under the PAM, as the tax benefits from these investments have been previously realized and the remaining benefits are primarily cash distributions. These investments were recorded at their cost of $27.5 million. During the year ended December 31, 2025, the Company recorded distributions of $6.2 million as a reduction in the investment and income of $1.8 million. As of December 31, 2025, these tax equity investments had a carrying value of $23.1 million.
During the year ended December 31, 2025, the Company recognized tax credits and other tax benefits of $21.9 million in the consolidated statements of operations for the tax equity investments accounted for using the PAM.
The Company has recorded delayed equity contributions in relation to one of the projects accounted for using the PAM of $24.4 million, of which $21.5 million is recorded as part of other long-term liabilities and the remaining $2.9 million as other current liabilities on the consolidated balance sheets.
(c)Equity-method investees
The Regulated Services Group has non-controlling interests, primarily a 9.8% ownership stake in a regulated transmission line in the province of Ontario and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $49.0 million (2024 - $38.1 million).
(d)San Antonio Water System
The Company does not have significant influence over the San Antonio Water System investment. It is accounted for using the cost method, and as at December 31, 2025, it is recorded at the cost of $25.6 million (2024 - $25.6 million).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
8.Long-term debt
Long-term debt consists of the following:

(millions of U.S. dollars unless otherwise noted)	Weighted average coupon
Borrowing type		Maturity	Par value		2025	2024
Senior unsecured revolving credit facilities (a)	—	2027-2030	N/A		$4.5	$250.7
Senior unsecured bank credit facilities (b)	—	2026-2031	N/A		78.5	180.3
Commercial paper (c)	—	2026	N/A		337.0	383.0
U.S. dollar borrowings
Senior unsecured notes	5.37%	2026		$1,150.0	1,147.1	1,140.2
Senior unsecured notes (d)	4.34%	2027-2047		$2,395.0	2,380.7	2,181.8
Senior unsecured utility notes (e)	6.39%	2028-2035		$107.0	114.0	145.6
Senior secured utility bonds	4.81%	2026-2044		$836.7	819.5	849.2
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200.0	144.8	137.8
Senior secured project notes	10.21%	2027	C$	9.3	6.7	9.1
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds (f)	3.40%	2028-2040	CLF	2.8	125.0	59.4
					$5,157.8	$5,337.1
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400.0	$288.2	$274.3
Subordinated unsecured notes	5.76%	2079-2082		$1,100.0	1,086.9	1,087.3
					$6,532.9	$6,698.7
Less: current portion					(364.0)	(491.7)
					$6,168.9	$6,207.0
Short-term obligations of $1,213.9 million (2024 - $118.3 million) that are expected to be refinanced on a long-term basis are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
8.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups as of December 31, 2025:

(millions of U.S. dollars)	2025	2024
Revolving and term credit facilities	$1,928.5	$2,380.3
Funds drawn on facilities/commercial paper issued	(420.0)	(814.8)
Letters of credit issued	(34.1)	(26.2)
Liquidity available under the facilities	1,474.4	1,539.3
Undrawn portion of uncommitted letter of credit facilities	(62.4)	(63.3)
Cash on hand	32.7	34.8
Total liquidity and capital reserves	$1,444.7	$1,510.8
(a)Senior unsecured revolving credit facilities
On June 24, 2025, BELCO terminated its $25.0 million senior unsecured revolving credit facility on its maturity date.
On July 10, 2025, BELCO fully repaid the $62.4 million drawn on its $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility"). Concurrently, BELCO amended and restated the Bermuda Credit Facility, including to decrease the facility limit to $25.0 million and extend the maturity to July 10, 2027.
On November 13, 2025, the maturity date of Liberty Utilities Co.'s ("LUCo") $1.0 billion senior unsecured revolving credit facility maturity date was extended from April 29, 2027 to November 13, 2030. Concurrently, the Company amended and restated its senior unsecured revolving credit facility, including to decrease the facility limit from $1.0 billion to $750.0 million.
(b)Senior unsecured bank credit facilities
On July 10, 2025, BELCO fully repaid its $49.5 million term loan facility ahead of its scheduled maturity of December 26, 2031.
On September 25, 2025, Suralis partially repaid CLF 1.5 million (equivalent to $62.2 million as of the date of repayment) of its term credit facilities.
(c)Commercial paper
On November 13, 2025, LUCo increased the size of its unsecured commercial paper program by $500.0 million to $1.0 billion. This increased unsecured commercial paper program now permits LUCo to issue, from time to time, unsecured commercial paper notes up to a maximum aggregate amount outstanding at any one time of $1.0 billion with varying maturities of up to 270 days from the date of issue.
(d)Senior unsecured notes
On July 10, 2025, BELCO completed a private placement offering of $200.0 million aggregate principal amount of 5.28% senior notes due June 14, 2030 (the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of BELCO and senior in right of payment to any existing and future subordinated indebtedness. BELCO used the net proceeds from the sale of the Senior Notes to repay certain existing indebtedness and for other general corporate purposes.
(e)Senior unsecured utility notes
On May 19, 2025, Liberty CalPeco repaid a $25.0 million senior unsecured utility note prior to its maturity on December 29, 2025.
On June 30, 2025, Liberty Utilities (Granite State Electric) Corp. repaid a $5.0 million senior unsecured utility note prior to its maturity on July 1, 2025.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
8.Long-term debt (continued)
(f)Senior unsecured utility bonds
On August 13, 2025, Suralis completed a private placement offering of CLF 1.5 million (equivalent to $61.6 million as of the date of the placement) aggregate principal amount of 3.30% senior utility bonds due July 10, 2034 (the "Senior Utility Bonds"). The Senior Utility Bonds are unsecured and unsubordinated obligations of Suralis and senior in right of payment to any existing and future subordinated indebtedness. Suralis used the net proceeds to repay certain existing indebtedness and for other general corporate purposes.
As of December 31, 2025, the Company had accrued $71.8 million in interest expense (2024 - $77.0 million). Total interest expenses recognized for the years ended December 31 consist of the following:

(millions of U.S. dollars)	2025	2024
Long-term debt	$303.6	$293.5
Commercial paper, credit facility draws and related fees	16.4	100.4
Accretion of fair value adjustments	(6.1)	(4.8)
AFUDC capitalized on regulated property	(4.3)	(4.6)
Other (i)	(27.1)	(20.9)
	$282.5	$363.6
(i)Other
For the year ended December 31, 2025, other interest expense includes carrying costs deferred to regulatory assets in accordance with charges of plant-in-service accounting of $34.4 million (2024 - $31.6 million).
Principal payments due in the next five years and thereafter are as follows:

2026	2027	2028	2029	2030	Thereafter	Total
$1,577.9	$456.7	$53.2	$871.6	$882.7	$2,731.1	$6,573.2
9.Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company's contributions for 2025 were $12.8 million (2024 - $14.7 million).
The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee's years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company's cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
9.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company's plans as of December 31:

	Pension benefits		OPEB
(millions of U.S. dollars)	2025	2024	2025	2024
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$616.0	$647.1	$201.1	$209.5
Plan settlements	(1.2)	—	0.7	—
Service cost	11.4	13.6	2.4	2.9
Interest cost	34.5	33.3	11.5	11.1
Actuarial loss (gain)	19.1	(32.6)	9.3	(11.1)
Contributions from retirees	—	—	2.5	2.0
Medicare Part D subsidy receipts	—	—	0.4	0.3
Benefits paid	(53.5)	(45.3)	(16.5)	(13.6)
Foreign exchange	(0.1)	(0.1)	—	—
Projected benefit obligation, end of year	$626.2	$616.0	$211.4	$201.1
Change in plan assets
Fair value of plan assets, beginning of year	620.8	610.2	201.7	193.8
Actual return on plan assets	78.6	33.4	31.1	16.4
Employer contributions	20.5	22.6	4.2	2.8
Plan settlements	(1.1)	(0.1)	—	—
Contributions from retirees	—	—	2.5	2.0
Medicare Part D subsidy receipts	—	—	0.4	0.3
Benefits paid	(53.5)	(45.3)	(16.5)	(13.6)
Fair value of plan assets, end of year	$665.3	$620.8	$223.4	$201.7
Funded status	$39.1	$4.8	$12.0	$0.6
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 10)	66.1	32.6	63.3	51.9
Current liabilities	(1.7)	(1.6)	(4.0)	(3.9)
Non-current liabilities	(25.3)	(26.2)	(47.3)	(47.4)
Net amount recognized	$39.1	$4.8	$12.0	$0.6
The accumulated benefit obligations for the pension and OPEB plans are $812.9 million and $792.4 million as of December 31, 2025 and 2024, respectively.
Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
(millions of U.S. dollars)	2025	2024	2025	2024
Accumulated benefit obligation	$26.9	$38.9	$70.1	$69.6
Fair value of plan assets	$—	$11.3	$18.9	$18.4

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
9.Pension and other post-employment benefits (continued)
(a)Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
(millions of U.S. dollars)	2025	2024	2025	2024
Projected benefit obligation	$38.5	$39.5	$70.1	$69.6
Fair value of plan assets	$11.4	$11.3	$18.9	$18.4
(b)Pension and post-employment actuarial changes

Change in AOCI, before tax	Pension		OPEB
(millions of U.S. dollars)	Actuarial losses (gains)	Past service losses (gains)	Actuarial losses (gains)	Past service losses (gains)
Balance, January 1, 2024	$(6.9)	$(2.6)	$(35.3)	$(1.3)
Additions to AOCI	(31.0)	—	(17.0)	0.8
Amortization during the year	1.5	1.5	3.5	—
Reclassification to regulatory accounts	15.4	(0.8)	15.3	—
Balance, December 31, 2024	$(21.0)	$(1.9)	$(33.5)	$(0.5)
Additions to AOCI	(21.9)	—	(10.8)	0.7
Amortization during the year	3.2	1.4	4.9	0.9
Reclassification to regulatory accounts	4.1	(0.8)	8.8	(0.7)
Balance, December 31, 2025	$(35.6)	$(1.3)	$(30.6)	$0.4
The movements related to pension and OPEB in AOCI for Empire District Electric System, Empire District Gas System, St. Lawrence Gas System and New York Water System are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 6(h)).
(c)Assumptions
Weighted average assumptions used to determine net benefit obligation for 2025 and 2024 were as follows:

	Pension benefits		OPEB
	2025	2024	2025	2024
Discount rate	5.49%	5.73%	5.55%	5.77%
Interest crediting rate (for cash balance plans)	4.42%	4.45%	N/A	N/A
Rate of compensation increase	3.67%	3.64%	N/A	N/A
Health care cost trend rate
Before age 65			7.00%	6.75%
Age 65 and after			6.00%	9.53%
Assumed ultimate medical inflation rate			4.50%	4.50%
Year in which ultimate rate is reached			2036	2034

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
9.Pension and other post-employment benefits (continued)
(c)Assumptions (continued)
The mortality assumption for December 31, 2025 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2025 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modelling process that involves selecting a portfolio of high-quality corporate debt issuances (AA or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company's expected future benefit payments. The Company considers the results of this modelling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2025 and 2024 were as follows:

	Pension benefits		OPEB
	2025	2024	2025	2024
Discount rate	5.73%	5.19%	5.77%	5.22%
Expected return on assets	6.43%	6.27%	6.40%	5.64%
Rate of compensation increase	5.51%	5.10%	N/A	N/A
Health care cost trend rate
Before age 65			6.75%	7.00%
Age 65 and after			9.53%	6.00%
Assumed ultimate medical inflation rate			4.50%	4.50%
Year in which ultimate rate is reached			2034	2034
(d)Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of pension and other post-employment non-service costs in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
(millions of U.S. dollars)	2025	2024	2025	2024
Service cost	$11.4	$13.6	$2.4	$2.9
Non-service costs
Interest cost	34.5	33.3	11.5	11.1
Expected return on plan assets	(36.9)	(34.6)	(11.0)	(10.5)
Amortization of net actuarial loss	(3.2)	(1.5)	(4.9)	(3.5)
Amortization of prior service credits	(1.4)	(1.5)	(0.9)	(0.9)
Amortization of regulatory accounts	9.3	15.6	6.7	6.6
	$2.3	$11.3	$1.4	$2.8
Net benefit cost	$13.7	$24.9	$3.8	$5.7

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
9.Pension and other post-employment benefits (continued)
(e)Plan assets
The Company's investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company's target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	45%	20% - 100%
Debt securities	46%	20% - 80%
Other	9%	0% - 20%
	100%

The fair values of investments as of December 31, 2025, by asset category, are as follows:

Asset class	2025	Percentage
Equity securities	$431.3	49%
Debt securities	404.5	45%
Other	52.9	6%
	$888.7	100%
As of December 31, 2025, the plan assets do not include any material investments in AQN.
All investments as of December 31, 2025 are valued using Level 1 inputs except for $32.9 million of institutional private equity investments using Level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes in fair value of these Level 3 assets as of December 31:

(millions of U.S. dollars)	Level 3
Balance, January 1, 2025	$29.7
Contributions into funds	5.9
Return on assets	1.8
Distributions	(4.5)
Balance, December 31, 2025	$32.9
(f)Cash flows
The Company expects to contribute $19.9 million to its pension plans and $4.0 million to its post-employment benefit plans in 2026.
The expected benefit payments over the next ten years are as follows:

(millions of U.S. dollars)	2026	2027	2028	2029	2030	2031-2035
Pension plan	$50.7	$50.5	$50.7	$52.3	$51.5	$252.9
OPEB	$13.4	$13.3	$13.8	$14.1	$14.5	$75.2

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
10.Other assets
Other assets consist of the following:

(millions of U.S. dollars)	2025	2024
Restricted cash (a)	$45.5	$39.6
Pension and OPEB plan assets (note 9(a))	129.4	84.5
Contingent consideration (b)	79.4	—
Income taxes recoverable	10.4	10.7
Deferred financing costs (c)	3.7	2.5
Insurance recoveries (note 20(a)(iii))	135.6	—
Other (d)	36.6	39.1
	$440.6	$176.4
Less: current portion	(149.8)	(12.8)
	$290.8	$163.6
(a)Restricted cash
Restricted cash consists of reserves and amounts set aside in accordance with various debt agreements, as well as customer deposits pending return. As of December 31, 2025, restricted cash includes $26.1 million (2024 - $31.1 million) related to Empire District Bondco. These funds are held in a third-party restricted bank account and are designated for the payment of principal, interest, and other expenses associated with the bonds.
(b)Contingent consideration
The Company can receive up to $220 million in cash pursuant to an earn-out agreement relating to certain wind assets, which earn-out agreement was entered into in connection with the Renewables Sale. The amount and timing of the ultimate net cash proceeds will be dependent on final completion costs for in-construction assets, the associated monetization of tax credits on certain of these projects (including, but not limited to, future events, which could cause recapture of part or all of the tax attributes monetized and refund of the associated proceeds), and other final closing adjustments.
(c)Deferred financing costs
Deferred financing costs represent costs of arranging the Company's revolving credit facilities and intercompany loans.
(d)Other
Other includes various deferred charges that are expected to be transferred to utility plant upon reaching certain milestones as well as prepaid long-term service contracts.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
11.Other long-term liabilities
Other long-term liabilities consist of the following:

(millions of U.S. dollars)	2025	2024
Advances in aid of construction (a)	$133.0	$102.9
Asset retirement obligations (b)	45.3	42.7
Environmental remediation obligation (c)	54.4	41.7
Deferred credits and contingent consideration (d)	37.5	34.9
Customer deposits (e)	32.6	34.8
Unamortized investment tax credits (f)	17.1	17.2
Contingent liability (notes 20(a)(i), 20(a)(iii))	137.7	15.7
Lease liabilities	10.5	10.7
Hook-up fees (g)	11.8	1.5
Delayed equity contributions (note 7(b))	21.5	—
Other	7.5	8.0
	$508.9	$310.1
Less: current portion	(151.1)	(36.3)
	$357.8	$273.8
(a)Advances in aid of construction
The Company's regulated utilities have various agreements with real estate development companies (the "developers") conducting business within the Company's utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2025, $3.6 million (2024 - $0.7 million) was transferred from advances in aid of construction to contributions in aid of construction.
(b)Asset retirement obligations
Asset retirement obligations mainly relate to legal requirements to: (i) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls ("PCB") contaminants) and cap natural gas mains within the natural gas distribution and transmission system when mains are retired in place, or sections of natural gas main are removed from the pipeline system; (ii) clean and remove storage tanks containing waste oil and other waste contaminants; (iii) remove certain river water intake structures and equipment; (iv) dispose of coal combustion residuals and PCB contaminants; and (v) remove asbestos upon major renovation or demolition of structures and facilities.
Changes in the asset retirement obligations are as follows:

(millions of U.S. dollars)	2025	2024
Opening balance	$42.7	$41.8
Obligation assumed	—	2.1
Retirement activities	(0.1)	(1.1)
Accretion	1.5	1.4
Change in cash flow estimates	1.2	(1.5)
Closing balance	$45.3	$42.7

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
11.Other long-term liabilities (continued)
(b)Asset retirement obligations (continued)
As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense (note 6(k)).
(c)Environmental remediation obligation
A number of the Company's regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured natural gas plants ("MGP") and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $57.0 million (2024 - $49.0 million), which at discount rates ranging from 3.4% to 4.1% represents the recorded accrual of $54.4 million as of December 31, 2025 (2024 - $41.7 million). Approximately $26.2 million is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 34 years.
Changes in the environmental remediation obligation are as follows:

(millions of U.S. dollars)	2025	2024
Opening balance	$41.7	$40.8
Remediation activities	(2.2)	(1.2)
Accretion	1.7	1.7
Changes in cash flow estimates	8.5	3.0
Revision in assumptions	4.7	(2.6)
Closing balance	$54.4	$41.7
The Regulators for the New England Gas System and EnergyNorth Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of seven years and, accordingly, as of December 31, 2025, the Company has reflected a regulatory asset of $72.6 million (2024 - $62.3 million) for the MGP and related sites (note 6(g)).
(d)Deferred credits and contingent consideration
Deferred credits and contingent consideration include unresolved contingent consideration related to prior acquisitions, which is expected to be paid.
(e)Customer deposits
Customer deposits result from the Company's obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities' regulatory agreement.
(f)Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of the Empire District Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.
(g)Hook-up fees
Hook-up fees result from the collection from customers of funds for installation and connection to the utility's infrastructure. The fees are refundable as allowed under the facilities' regulatory agreement.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
12.Shareholders' capital
(a)Common shares
Number of common shares

	2025	2024
Common shares, beginning of year	767,343,863	689,271,039
Settlement of purchase contracts (a(i))	—	76,909,700
Exercise of share-based awards (b)	1,007,556	1,162,653
Conversion of convertible debentures	—	471
Common shares, end of year	768,351,419	767,343,863
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the Board; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders' rights plan (the "Rights Plan"), which is currently scheduled to expire in the second quarter of 2028. Under the Rights Plan, one right is issued with each issued common share of the Company. The rights remain attached to the common shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20% or more of the outstanding common shares of the Company (subject to certain exceptions), the rights will entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a "Permitted Bid", as defined in the Rights Plan.
(i)Settlement of purchase contracts
On June 17, 2024, upon settlement of all outstanding purchase contracts that were a component of the Company's equity units, the Company received an aggregate of $1,150.0 million in exchange for the issuance of an aggregate of 76,909,700 common shares at an effective issuance price of approximately $14.95 per common share.
(b)Share-based compensation
For the year ended December 31, 2025, AQN recorded $13.0 million (2024 - $18.4 million) in total share-based compensation expense as follows:

(millions of U.S. dollars)	2025	2024
Performance and restricted share units (b(i))	$10.8	$16.0
Director's deferred share units (b(iii))	1.6	1.1
Employee share purchase (b(iv))	0.5	0.6
Share options (b(v))	0.1	0.7
Total share-based compensation	$13.0	$18.4
The compensation expense is recorded within operating expenses in the consolidated statements of operations.
As of December 31, 2025, total unrecognized compensation costs related to non-vested share-based awards are $8.9 million (2024 - $11.1 million) and are expected to be recognized over a period of 1.46 years.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
12.Shareholders' capital (continued)
(b)Share-based compensation (continued)
(i)Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company's long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 0.0% to 200% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 14,000,000 common shares.
Compensation expense associated with PSUs is recognized ratably over the performance period. Achievement of the performance criteria is estimated as at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.
A summary of the PSUs and RSUs is as follows:

(millions of dollars, except number of awards and per share amounts)	Number of awards	Weighted average grant-date fair value		Weighted average remaining contractual term (years)	Aggregate intrinsic value
Balance, January 1, 2024	3,577,747	C$	18.38	1.76	C$	29.8
Granted, including dividends	2,863,298	7.24		2.04	20.0
Exercised	(416,659)	16.66		—	3.4
Forfeited	(833,416)	11.91		—	5.3
Balance, December 31, 2024	5,190,970	C$	18.38	1.43	C$	33.1
Granted, including dividends	1,775,548	6.69		2.10	7.9
Exercised	(578,956)	13.32		—	3.9
Forfeited	(627,491)	8.94		—	5.3
Balance, December 31, 2025	5,760,071	C$	10.96	1.46	C$	48.6
Exercisable, December 31, 2025	3,459,124	C$	12.74		C$	29.2
(ii)Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares and, therefore, these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December 31, 2025, 9,824 (2024 - 51,776) bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 134,892 (2024 - 13,232) bonus deferral RSUs in exchange for 65,178 (2024 - 6,147) common shares issued from treasury, and 69,714 (2024 - 7,085) RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. As of December 31, 2025, 80,828 (2024 - 205,896) bonus deferral RSUs are outstanding.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
12.Shareholders' capital (continued)
(b)Share-based compensation (continued)
(iii)Director's deferred share units
Under the Company's DSU plan, non-employee directors of the Company may elect annually to receive their annual cash remuneration in the form of DSUs, cash, or any combination of DSUs and cash. Directors' fees are paid on a quarterly basis, and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company's common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2025, a total of 315,627 DSUs (2024 - 250,369) were issued and 107,818 DSUs (2024 - 373,113) were settled in exchange for 60,014 (2024 - 183,566) common shares issued from treasury, and 47,804 (2024 - 189,547) DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2025, 809,647 (2024 - 601,838) DSUs are outstanding pursuant to the election of the directors to defer a percentage of their director's fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 2,000,000 common shares.
(iv)Employee share purchase plan
Under the Company's ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company's common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company's option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the Toronto Stock Exchange or New York Stock Exchange by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 6,500,000 common shares.
The Company uses the fair value-based method to measure the compensation expense related to the Company's contribution. For the year ended December 31, 2025, a total of 559,621 common shares (2024 - 741,849) were issued to employees under the ESPP.
(v)Share option plan
The Option Plan is a "rolling plan" and, as a result, pursuant to the rules and policies of the TSX, all unallocated Options under the Option Plan must be approved by a majority of Shareholders every three years. The Option Plan was last approved by Shareholders at the Company's annual meeting of Shareholders on June 2, 2022 and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that Shareholder approval expired on June 2, 2025. As a result, as of June 2, 2025: (i) AQN will not be permitted to grant further options under the Option Plan until such time as the required shareholder approval is obtained in the future; and (ii) all options that have already been allocated and granted under the Option Plan that have not yet been exercised continue unaffected in accordance with their current terms; provided that, where such an option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required shareholder approval is obtained.
No Options were granted during the years ended December 31, 2025 and 2024.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
12.Shareholders' capital (continued)
(v)Share option plan (continued)
Share option activity during the years is as follows:

	Number of awards	Weighted average exercise price		Weighted average remaining contractual term (years)
Balance, January 1, 2024	2,541,773	C$	14.71	5.18
Forfeited	(622,646)	15.12		—
Balance, December 31, 2024	1,919,127	C$	14.93	3.95
Forfeited	(234,899)	10.76		—
Balance, December 31, 2025	1,684,228	C$	15.52	2.64
Exercisable, December 31, 2025	1,684,228	C$	15.52	2.64
(c)Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following Cumulative Rate Reset Preferred Shares, Series A (the "Series A Shares") and Cumulative Rate Reset Preferred Shares, Series D (the "Series D Shares") issued and outstanding as of December 31, 2025 and 2024:

(in millions, except number of shares and per share amounts)	Number of shares	Price per share	Carrying amount C$		Carrying amount $
Series A Shares	4,800,000	C$25.00	C$	116.5	$100.5
Series D Shares	4,000,000	C$25.00	C$	97.3	$83.8
					$184.3
The holders of Series A Shares are entitled to receive quarterly fixed cumulative preferential cash dividends if, as and when declared by the Board. The annual dividend for the five-year period from December 31, 2023 to December 31, 2028, is 6.576% (annual amount of C$1.6440 per share). Unless redeemed, the Series A Shares dividend rate will reset on December 31, 2028 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The Series A Shares are redeemable at C$25 per share at the option of the Company on December 31, 2028 and every fifth year thereafter. The holders of Series A Shares have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2028 (or the next business day, if such day is not a business day), and every fifth year thereafter.
The holders of Series D Shares are entitled to receive quarterly fixed cumulative preferential cash dividends if, as and when declared by the Board. The annual dividend for the five-year period from March 31, 2019 to March 31, 2024, was C$1.2728 per share. The annual dividend rate for the five-year period from March 31, 2024 to March 31, 2029 is 6.853% (annual amount of C$1.71325 per share). Unless redeemed, the Series D Shares dividend rate will reset on March 31, 2029, and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D Shares were redeemable at the option of the Company at C$25 per share on April 1, 2024, but the Company elected not to exercise its redemption right. The holders of Series D Shares had the right to convert their shares into Cumulative Floating Rate Preferred Shares, Series E (the "Series E Shares") on April 1, 2024; however, since less than 1,000,000 Series D Shares were tendered for conversion, none of the class D Shares were converted into Class E Shares and no Class E Shares have been issued by the Company. The Series D Shares are redeemable at C$25 per share at the option of the Company on March 31, 2029 and every fifth year thereafter. The holders of Series D Shares have the right to convert their shares into Series E Shares, subject to certain conditions, on March 31, 2029 (or the next business day, if such day is not a business day) and every fifth year thereafter.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
13.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2024	$(104.9)	$(38.3)	$40.9	$(102.3)
OCI	33.8	79.4	12.8	126.0
Amounts reclassified from AOCI to the consolidated statements of operations	0.6	(27.1)	(5.8)	(32.3)
Net current period OCI	$34.4	$52.3	$7.0	$93.7
OCI attributable to the non-controlling interests	(4.6)	—	—	(4.6)
Net current period OCI attributable to shareholders of AQN	$29.8	$52.3	$7.0	$89.1
Amounts reclassified from AOCI to the consolidated statements of operations related to discontinued operations (note 23)	—	94.6	—	94.6
Balance, December 31, 2024	$(75.1)	$108.6	$47.9	$81.4
OCI	48.5	(41.4)	14.9	22.0
Amounts reclassified from AOCI to the consolidated statements of operations	(0.3)	7.8	(8.2)	(0.7)
Net current period OCI attributable to shareholders of AQN	$48.2	$(33.6)	$6.7	$21.3
Amounts derecognized on sale of the renewable energy business	(71.6)	—	—	(71.6)
Balance, December 31, 2025	$(98.5)	$75.0	$54.6	$31.1
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.
14.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Holders of common shares may elect to receive the dividends in the Canadian dollar equivalent.
Dividends declared were as follows:

	2025				2024
(in millions, except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$201.8		$0.2600		$260.0		$0.3470
Series A Shares	C$	7.9	C$	1.6440	C$	7.9	C$	1.6440
Series D Shares	C$	6.9	C$	1.7132	C$	6.4	C$	1.6031

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
15.Non-controlling interests
Net effect attributable to non-controlling interests ("NCI") for the years ended December 31 consists of the following:

(millions of U.S. dollars)	2025	2024
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$79.9	$79.3
Non-controlling interests - redeemable tax equity partnership units	—	1.3
Other net earnings attributable to:
Non-controlling interests	(7.4)	(5.7)
Net effect of non-controlling interests	$72.5	$74.9
The non-controlling tax equity investors ("tax equity partnership units") in the Company's U.S. wind power-generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings (loss) attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(u).
Non-controlling interests

	Non-controlling interests - tax equity partnership units		Other non-controlling interests
(millions of U.S. dollars)	2025	2024	2025	2024
Opening balance	$399.0	$481.4	$77.3	$70.1
Net earnings (loss) attributable to NCI	(79.9)	(79.3)	7.4	5.7
Contributions received, net	6.9	2.0	—	—
Dividends and distributions declared	—	(3.5)	(6.0)	(3.1)
Regulatory asset attributable to non-controlling interests	2.5	(1.6)	—	—
OCI	—	—	—	4.6
Closing balance	$328.5	$399.0	$78.7	$77.3

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
16.Income taxes
The income tax expense in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted federal statutory income tax rate of 15.0% (2024 - 15.0%).
The differences are as follows:

(millions of U.S. dollars)	2025	Percentage	2024	Percentage

Canadian federal statutory income tax rate	$31.6	15.0%	$26.6	15.0%
State and local income taxes (primarily Ontario)	(6.3)	(3.0)%	61.5	34.7%
Foreign tax effects
United States
State income tax	17.0	8.1%	16.4	9.3%
Rate differential	10.1	4.8%	4.6	2.6%
Tax impact on HLBV income	16.8	8.0%	17.4	9.8%
Amortization and settlement of excess deferred income tax	(13.8)	(6.6)%	(19.4)	(11.0)%
Base erosion and anti-abuse tax	14.0	6.6%	—	—%
Compensation-related	6.9	3.3%	—	—%
Tax equity investment under PAM	(2.2)	(1.0)%	—	—%
Other	(0.4)	(0.2)%	0.6	0.4%
Bermuda
Rate differential	(7.9)	(3.8)%	(5.9)	(3.3)%
Chile
Rate differential	1.6	0.7%	1.3	0.7%
Other	0.6	0.3%	0.9	0.5%
Netherlands
Rate differential	—	—%	3.2	1.8%
Non-taxable dividend - investment in Atlantica	—	—%	(14.3)	(8.1)%
Non-taxable market-to-market gain - investment in Atlantica	—	—%	(4.7)	(2.6)%
Changes in valuation allowance	—	—%	3.9	2.2%
Peru
Capital gain - investment in Atlantica	—	—%	8.6	4.8%
Other foreign jurisdictions	1.1	0.5%	1.8	1.0%
Effect of cross-border tax laws
Foreign Accrual Property Income ("FAPI") - Investment in Atlantica	—	—%	5.6	3.2%
Cross-border finance arrangement	(5.4)	(2.5)%	(5.6)	(3.1)%
Changes in valuation allowance	13.0	6.2%	84.4	47.6%
Non-taxable or non-deductible items
Non-deductible foreign exchange loss on intercompany loan	1.8	0.8%	1.8	1.0%
Other	(4.1)	(1.9)%	(1.9)	(1.1)%
Tax basis step-up	(9.4)	(4.5)%	—	—%
Income tax expense	$65.0	30.8%	$186.8	105.4%

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
16.Income taxes (continued)
In 2023, the Government of Bermuda enacted the Bermuda Corporate Income Tax Act 2023, introducing a 15% corporate income tax rate effective for fiscal years commencing January 1, 2025. On December 11, 2025, the Government of Bermuda enacted the Corporate Income Tax Amendment (No.2) Act 2025 and Tax Credits Act 2025, which formalized substance-based tax credits for qualifying utility companies.
BELCO, the Company's subsidiary in Bermuda expects that the substance-based tax credits will fully offset its Bermuda corporate income tax liability for the foreseeable future. Accordingly, no current income tax expense was recognized for the year ended December 31, 2025. The Company has no significant temporary differences between book and tax basis of its Bermuda operations and, to the extent any such differences exist, they are expected to reverse in periods when tax credits fully offset taxable income. Therefore, no deferred tax assets or liabilities related to its Bermuda operations were recognized as of December 31, 2025.
In June 2024, Canada enacted the Global Minimum Tax Act, implementing the OECD Pillar Two framework, including a top‑up tax for jurisdictions with an effective tax rate below 15%. For the year ended December 31, 2025, the Company concluded that it meets the conditions for the relevant safe harbour provisions and, accordingly, has not recognized any top‑up tax expense.
For the years ended December 31, 2025 and 2024, earnings (loss) before income taxes consist of the following:

(millions of U.S. dollars)	2025	2024
Earnings (loss) before income taxes
Canada	$(26.7)	$(28.9)
United States	168.8	77.4
Foreign	68.9	128.7
Total earnings before income taxes	$211.0	$177.2
For the years ended December 31, 2025 and 2024, income tax expense (recovery) attributable to earnings (loss) consists of the following:

(millions of U.S. dollars)	Current	Deferred	Total
Year ended December 31, 2025
Canada (1)	$3.8	$(18.2)	$(14.4)
United States	11.7	62.0	73.7
Foreign	0.4	5.3	5.7
	$15.9	$49.1	$65.0
Year ended December 31, 2024
Canada (1)	$4.2	$137.4	$141.6
United States	1.2	29.9	31.1
Foreign	12.8	1.3	14.1
	$18.2	$168.6	$186.8
(1) The Canadian income tax benefit for the year ended December 31, 2025 of $14.4 million comprises a federal income tax benefit of $8.1 million and a provincial income tax benefit of $6.3 million. The Canadian income tax expense for the year ended December 31, 2024 of $141.6 million comprises federal income tax expense of $80.1 million and provincial income tax expense of $61.5 million.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
16.Income taxes (continued)
For the years ended December 31, 2025 and 2024, income tax paid (net of refunds) consists of the following:

(millions of U.S. dollars)	2025	2024
Income tax paid (received)
Canada federal	$4.1	$4.6
Canada provincial	—	0.3
United States federal - primarily sale of tax credits	(99.4)	(65.3)
United States - state	3.6	3.2
Peru	8.6	—
Bermuda	5.8	—
Other	3.9	0.5
Total income tax received	$(73.4)	$(56.7)
The tax effect of temporary differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 are presented below:

(millions of U.S. dollars)	2025	2024
Deferred tax assets:
Non-capital loss, capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$849.8	$781.8
Outside basis in renewable energy assets	—	140.2
Environmental obligation	12.5	9.1
Regulatory liabilities	171.8	164.4
Other	46.7	58.2
Total deferred income tax assets	$1,080.8	$1,153.7
Less: valuation allowance	(318.7)	(281.9)
Total deferred tax assets	$762.1	$871.8
Deferred tax liabilities:
Property, plant and equipment	$915.9	$866.5
Pension and OPEB	16.8	9.2
Outside basis differentials	88.5	165.0
Regulatory accounts	348.8	329.3
Other	54.7	67.8
Total deferred tax liabilities	$1,424.7	$1,437.8
Net deferred tax liabilities	$(662.6)	$(566.0)
Consolidated balance sheets classification:
Deferred tax assets	$26.3	$11.2
Deferred tax liabilities	(688.9)	(577.2)
Net deferred tax liabilities	$(662.6)	$(566.0)
The valuation allowance for deferred tax assets as of December 31, 2025 is $318.7 million (2024 - $281.9 million). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
16.Income taxes (continued)
In January 2025, the Company completed the Renewables Sale, which resulted in a capital loss for Canadian tax purposes. The Company re-evaluated the realizability of its Canadian deferred tax assets and concluded that it remains more likely than not that there will not be sufficient taxable income in the future to allow for the realization of the majority of these deferred tax assets. As at December 31, 2025, a valuation allowance continues to be recorded against the majority of the deferred tax assets related to Canadian attributes. At December 31, 2025, the Company provided a valuation allowance on Canadian non-capital loss of $562.5 million capital loss of $1,082.3 million, excessive interest and financing expenses limitation carryover of $129.6 million, and income tax credits of $2.2 million. The Company will continue to evaluate the realizability of the deferred tax assets at each reporting period and adjust the valuation allowance as necessary.
The following table illustrates the annual movement in the deferred tax valuation allowance:

(millions of U.S. dollars)	2025	2024
Beginning balance	$281.9	$5.6
Charged to income tax expense	23.0	154.6
Charged to additional paid-in capital	—	5.4
Valuation allowance charged to discontinued operations	2.8	(5.1)
Charged (reduction) to OCI	10.4	(17.8)
Tax impact on outside basis difference in renewable assets	—	140.2
Reductions to other accounts	0.6	(1.0)
Ending balance	$318.7	$281.9
As of December 31, 2025, the Company had tax attributes available to reduce future years' taxable income, which expire as follows:

(millions of U.S. dollars)
	2026-2030	2031+	Total
Canada	$0.8	$650.5	$651.3
United States	—	1,379.8	1,379.8
Total non-capital loss carryforward	0.8	2,030.3	2,031.1
Capital loss carryforward	—	1,082.3	1,082.3
Excessive interest and financing expenses limitation	—	129.6	129.6
Tax credits	9.4	130.3	139.7
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately of $1,163.2 million undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.
17.Other net losses
Other net losses consist of the following:

(millions of U.S. dollars)	2025	2024
Restructuring costs (a)	$(38.7)	$(27.0)
Other (b)	(13.9)	—
	$(52.6)	$(27.0)

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
17.Other net losses (continued)
(a)Restructuring costs
Restructuring costs include one-time costs related to the Company's ongoing simplification and transition to a premium pure-play utility. Such costs include severance, fees paid to third-party consultants and other non-recurring items.
(b)Other
For the year ended December 31, 2025, other losses primarily consist of other miscellaneous write-downs, net of miscellaneous gains.
18.Basic and diluted net earnings (loss) per share
Basic and diluted net earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share are computed using the weighted average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the weighted average number of outstanding share options, performance share units, restricted share units and deferred share units outstanding during the period.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted net earnings (loss) per share are as follows:

(millions of U.S. dollars, except number of shares and per share amounts)	2025	2024
Net earnings attributable to shareholders of AQN from continuing operations	$218.5	$65.3
Series A preferred share dividend	5.6	5.8
Series D preferred share dividend	4.9	4.7
Net earnings attributable to common shareholders of AQN from continuing operations	208.0	54.8
Net loss attributable to common shareholders of AQN from discontinued operations	(37.7)	(1,445.8)
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$170.3	$(1,391.0)
Weighted average number of shares
Basic	768,098,435	731,721,239
Effect of dilutive securities	4,308,691	2,328,020
Diluted average number of shares	772,407,126	734,049,259
Basic and diluted net earnings per share from continuing operations	$0.27	$0.07
Basic and diluted net loss per share from discontinued operations	$(0.05)	$(1.97)
Basic and diluted net earnings (loss) per share	$0.22	$(1.90)
This calculation of diluted average number of shares for the year ended December 31, 2025 excludes the potential impact of 3,701,120 (2024 - 5,104,463) incremental shares that may become issuable pursuant to outstanding securities of the Company.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
19.Segmented information
As a result of the classification of the Company's former renewable energy group (excluding hydro) as discontinued operations during 2024, the Regulated Services Group is the only reportable operating segment of the Company. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile. However, management has elected to disclose the "Hydro Group" as a reportable operating segment, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Non-operating segments include the corporate activities of the Company, which are reported under the "Corporate Group".
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. Dividend income from Atlantica was reported and allocated under the Corporate Group. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship, and foreign exchange gains and losses are not considered in management's evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company's Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker ("CODM"). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
19.Segmented information (continued)

	Year ended December 31, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$2,333.7	$36.5	$—	$2,370.2
Other revenue	60.7	1.2	1.5	63.4
Fuel, power, water purchased and other cost of sales	639.8	—	—	639.8
Net revenue	1,754.6	37.7	1.5	1,793.8
Operating expenses	853.9	11.2	5.3	870.4
Depreciation and amortization	392.1	7.3	0.9	400.3
Loss on foreign exchange	—	—	18.4	18.4
Operating income (loss)	508.6	19.2	(23.1)	504.7
Interest expense	(141.4)	(0.9)	(140.2)	(282.5)
Income from long-term investments	6.8	0.1	14.7	21.6
Other income	22.0	—	—	22.0
Pension and other post-employment non-service costs	(3.7)	—	—	(3.7)
Other net gains (losses)	(30.4)	0.7	(22.9)	(52.6)
Gain (loss) on derivative financial instruments	8.9	—	(7.4)	1.5
Earnings (loss) before income taxes	370.8	19.1	(178.9)	211.0
Income tax recovery (expense)	(96.2)	15.9	15.3	(65.0)
Net effect of non-controlling interests	76.4	(3.9)	—	72.5
Net earnings (loss) from continuing operations attributable to shareholders	$351.0	$31.1	$(163.6)	$218.5
Capital expenditures	$603.5	$5.3	$—	$608.8
Property, plant and equipment	$9,578.6	$141.9	$29.4	$9,749.9
Investments carried at fair value	2.1	—	—	2.1
Equity-method investees	49.0	—	—	49.0
Total assets	13,517.0	171.9	447.3	14,136.2
(1) Regulated Services Group revenue includes $26.5 million related to alternative revenue programs for the year ended December 31, 2025 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
19.Segmented information (continued)

	Year ended December 31, 2024
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$2,228.6	$35.3	$—	$2,263.9
Other revenue	54.0	0.8	0.8	55.6
Fuel, power, water purchased and other cost of sales	600.5	0.3	—	600.8
Net revenue	1,682.1	35.8	0.8	1,718.7
Operating expenses	855.2	8.8	9.4	873.4
Depreciation and amortization	386.8	6.8	2.1	395.7
Loss on foreign exchange	—	—	3.5	3.5
Operating income (loss)	440.1	20.2	(14.2)	446.1
Interest expense	(191.8)	(0.9)	(170.9)	(363.6)
Income from long-term investments	5.9	—	101.6	107.5
Other income	27.5	—	—	27.5
Pension and other post-employment non-service costs	(14.1)	—	—	(14.1)
Other net losses	(17.8)	—	(9.2)	(27.0)
Gain (loss) on derivative financial instruments	(0.7)	—	1.5	0.8
Earnings (loss) before income taxes	249.1	19.3	(91.2)	177.2
Income tax expense	(67.0)	(4.2)	(115.6)	(186.8)
Net effect of non-controlling interests	78.0	(3.1)	—	74.9
Net earnings (loss) from continuing operations attributable to shareholders	$260.1	$12.0	$(206.8)	$65.3
Capital expenditures	$757.2	$6.6	$—	$763.8
Property, plant and equipment	$9,284.4	$136.8	$28.9	$9,450.1
Investments carried at fair value	2.1	—	—	2.1
Equity-method investees	38.1	—	—	38.1
Total assets(3)	12,927.9	152.3	185.9	13,266.1
(1) Regulated Services Group revenue includes $30.4 million related to alternative revenue programs for the year ended December 31, 2024 that do not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $3,695.6 million.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
19.Segmented information (continued)
AQN operates in the independent utilities industry in the United States, Canada and other regions. Information on operations by geographic area is as follows:

(millions of U.S. dollars)	2025	2024
Revenue
United States	$1,955.7	$1,852.4
Canada	101.5	91.6
Other regions	376.4	375.5
	$2,433.6	$2,319.5
Property, plant and equipment
United States	$8,675.6	$8,362.4
Canada	263.1	328.6
Other regions	811.2	759.1
	$9,749.9	$9,450.1
Intangible assets
United States	$14.0	$15.2
Canada	0.3	0.3
Other regions	55.4	53.6
	$69.7	$69.1
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
20.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN's exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
20.Commitments and contingencies (continued)
(a)Contingencies (continued)
(i)Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty CalPeco. The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 21 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date for the remaining lawsuit previously scheduled for April 15, 2025 was vacated. The likelihood of success in this lawsuit is uncertain. Liberty CalPeco intends to vigorously defend it. The Company accrued estimated losses of $178.4 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and WEMA of $71.5 million. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of the costs recorded to date in the WEMA and $6.7 million of forecasted legal expenses. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
(ii)Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley (the "Town") filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately 13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court’s finding that the Town does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review, which is proceeding in due course before the California Supreme Court.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
20.Commitments and contingencies (continued)
(a)Contingencies (continued)
(iii)Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, two active lawsuits remain as well as other pre-litigation demands that have been asserted against a subsidiary of the Company and third-party defendants which seek damages for personal injury and property damage. In addition, the Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident, and on October 9, 2025, the MPSC opened an investigative docket into The Empire District Gas Company's compliance with pipeline safety requirements. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits for personal injury and property damage litigation and claims. The Company has currently accrued and incurred estimated losses of $152.2 million for claims related to the incident, against which recoveries through insurance of $149.0 million have been recorded, reflecting amount recovered and expected to be recovered. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.
(b)Commitments
AQN has outstanding purchase commitments for power purchases, natural gas supply and service agreements, service agreements, capital project commitments, land easements and other commitments.
Detailed below are estimates of significant future commitments under these arrangements as of December 31, 2025:

(millions of U.S. dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$44.3	$23.0	$12.8	$13.0	$12.4	$104.4	$209.9
Natural gas supply and service agreements (2)	109.3	62.2	51.1	49.0	46.1	159.5	477.2
Service agreements	12.6	7.4	1.7	—	—	—	21.7
Capital projects	2.1	—	—	—	—	—	2.1
Land easements and other	3.6	3.2	3.3	3.3	3.4	68.4	85.2
Total	$171.9	$95.8	$68.9	$65.3	$61.9	$332.3	$796.1
(1)    Power purchase: AQN's electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2025. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate adjustment mechanism.
(2)    Natural gas supply and service agreements: AQN's natural gas distribution facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
21.Non-cash operating items
The changes in non-cash operating items consist of the following:

(millions of U.S. dollars)	2025	2024
Trade and other receivables	$(7.2)	$15.6
Fuel and natural gas in storage	(2.9)	5.3
Supplies and consumables inventory	—	(7.1)
Income taxes recoverable	0.3	(2.0)
Prepaid expenses	(19.8)	11.5
Accounts payable, accrued liabilities and other	14.2	(58.7)
Current income tax liability	(0.8)	12.5
Net regulatory assets and liabilities	(29.5)	(116.6)
	$(45.7)	$(139.5)
22.Financial instruments
(a)Fair value of financial instruments

(millions of U.S. dollars)
December 31, 2025	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.1	$2.1	$2.1	$—	$—
Other receivables	0.7	0.7	—	0.7	—
Contingent consideration	79.4	79.4	—	—	79.4
Derivative instruments:
Interest rate swaps designated as a hedge	83.0	83.0	—	83.0	—
Total derivative instruments	83.0	83.0	—	83.0	—
Total financial assets	$165.2	$165.2	$2.1	$83.7	$79.4
Long-term debt	$6,168.9	$6,201.6	$2,035.6	$4,166.0	$—
Convertible debentures	0.3	0.3	0.3	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	16.7	16.7	—	16.7	—
Commodity contracts for regulated operations	0.8	0.8	—	0.8	—
Total derivative instruments	17.5	17.5	—	17.5	—
Total financial liabilities	$6,186.7	$6,219.4	$2,035.9	$4,183.5	$—

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
22.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

(millions of U.S. dollars)
December 31, 2024	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.1	$2.1	$2.1	$—	$—
Other receivables	0.7	0.6	—	0.6	—
Derivative instruments:
Interest rate swaps designated as a hedge	108.3	108.3	—	108.3	—
Commodity contracts for regulatory operations	0.2	0.2	—	0.2	—
Total derivative instruments	108.5	108.5	—	108.5	—
Total financial assets	$111.3	$111.2	$2.1	$109.1	$—
Long-term debt	$6,207.0	$6,135.5	$1,922.5	$4,213.0	$—
Convertible debentures	0.3	0.2	0.2	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	19.1	19.1	—	19.1	—
Commodity contracts for regulated operations	0.3	0.3	—	0.3	—
Total derivative instruments	19.4	19.4	—	19.4	—
Total financial liabilities	$6,226.7	$6,155.1	$1,922.7	$4,232.4	$—
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates the fair value as of December 31, 2025 and December 31, 2024 due to the short-term maturity of these instruments.
The Company's Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company's Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's Level 1 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company's Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company's Level 3 fair value contingent consideration relates to the earn-out component recognized from the Renewables Sale. The fair value of the contingent consideration was determined using a discounted cash flow approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration were the forward-looking Electric Reliability Council of Texas energy curves used to construct the expected cash flows and the discount rate applied to these cash flows, which was 11%.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
22.Financial instruments (continued)
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives - regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company's strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at December 31, 2025, the commodity volume, in dekatherms, associated with the above derivative contracts is 1,523,127.
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

(millions of U.S. dollars, unless otherwise noted)
Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350.0	July 2029	$350.0 subordinated unsecured notes
Cross-currency interest rate swap	C$	400.0	January 2032	C$400.0 subordinated unsecured notes
Forward-starting interest rate swap		$750.0	April 2032	$750.0 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

(millions of U.S. dollars)	2025	2024
Effective portion of cash flow hedge	$(41.4)	$79.4
Amortization of cash flow hedge	(5.0)	(2.5)
Amounts reclassified from AOCI	12.8	(24.6)
	$(33.6)	$52.3
The Company expects $2.0 million of unrealized losses currently in AOCI to be reclassified, net of taxes, into investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
22.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

(millions of U.S. dollars)	2025	2024
Amortization of cash flow hedge	$(5.0)	$(2.5)
Unrealized gain on commodity contracts	6.5	3.3
Gain on derivative financial instruments	$1.5	$0.8
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier's decision to sell amounts under these arrangements.
The roll forwards of the Company's outstanding obligations confirmed as valid under its supplier finance programs for the years ended December 31, 2025 and 2024, are as follows:

(millions of U.S. dollars)	2025	2024
Confirmed obligations outstanding at the beginning of the year	$80.5	$62.2
Invoices confirmed during the year	—	18.3
Confirmed invoices paid during the year	(80.5)	—
Confirmed obligations outstanding at the end of the year	$—	$80.5
23.Disposition of renewable energy business
On January 8, 2025, the Company completed the Renewables Sale for proceeds of $2,092.8 million after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. As a result of the disposition, the Company derecognized $3,693.2 million of total assets, $1,694.1 million of total liabilities, $37.1 million of AOCI and $988.0 million of non-controlling interests from its consolidated balance sheets. This resulted in a loss on disposition of $0.8 million recorded within the consolidated statements of operations.
The consideration from the sale included an earn-out component with fair value of $71.7 million that was determined based on the expected cash flows from certain wind assets. These future cash flows have been discounted to reflect their current present values and recorded as contingent consideration within other assets on the consolidated balance sheets.
In addition, the consideration from the sale included tax equity investments in seven renewable projects, the fair value of which amounted to $165.5 million, and was determined based on expected tax benefits and cash flows. These cash flows have been discounted to reflect their current present values and recorded as a long-term investment on the consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
23.Disposition of renewable energy business (continued)
(a)Assets held for sale and associated liabilities
The following table presents the carrying values of the major classes of assets held for sale and liabilities associated with assets held for sale included in AQN's consolidated balance sheets:

December 31,
(millions of U.S. dollars)	2024
Assets held for sale
Current assets
Cash and cash equivalents	$56.7
Trade and other receivables, net	85.4
Supplies and consumables inventory	4.2
Prepaid expenses	8.6
Derivatives instruments	4.3
Other assets	7.3
166.5
Non-current assets
Property, plant and equipment, net	3,219.8
Intangible assets, net	15.6
Other long-term investments	277.6
Derivative instruments	3.6
Other assets	12.5
3,529.1
Total assets held for sale	$3,695.6

Liabilities associated with assets held for sale
Current liabilities
Accounts payable	$23.0
Accrued liabilities	106.8
Other long-term liabilities	0.8
Derivative instruments	22.4
153.0
Non-current liabilities
Long-term debt	1,348.7
Derivative instruments	98.5
Pension and other post-employment benefits obligation	0.2
Other long-term liabilities	126.9
1,574.3

Total liabilities associated with assets held for sale	$1,727.3
As of December 31, 2025, the non-controlling interests - tax equity partnership units balance is $nil (2024 - $700.3 million), the other non-controlling interests balance is $nil (2024 - $291.7 million) and the redeemable non-controlling interest balance is $nil (2024 - $5.0 million).

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
23.Disposition of renewable energy business (continued)
(b)Net loss from discontinued operations
The following table presents the results of the discontinued operations, which are included in loss from discontinued operations, net of tax in AQN's consolidated statements of operations:

	Years ended December 31,
(millions of U.S. dollars)	2025	2024
Revenue
Non-regulated energy sales	$7.4	$276.1
Other revenue	—	63.6
	7.4	339.7
Operating expenses	8.7	192.9
Non-regulated energy purchased	—	5.4
Depreciation and amortization	—	81.0
Loss on foreign exchange	—	12.5
	$8.7	$291.8
Operating earnings (loss) from discontinued operations	(1.3)	47.9
Interest expense	—	(55.4)
Income (loss) from long-term investments	8.1	(89.9)
Loss on derivative financial instruments	—	(130.7)
Loss on disposition	(0.8)	(1,357.3)
Other net losses	(45.5)	(49.1)
Pension and other post-employment non-service costs	—	(0.1)
Loss before income taxes	(39.5)	(1,634.6)
Income tax recovery	1.8	128.3
Loss from discontinued operations	$(37.7)	$(1,506.3)
Add: Net earnings attributable to non-controlling interests included in discontinued operations	—	60.5
Net loss from discontinued operations attributable to AQN	$(37.7)	$(1,445.8)
The discontinued operations' held for sale assets include pre-tax impairments of $1,357.3 million for the year ended December 31, 2024. The impairment was recorded to write-down the carrying amount of the property, plant and equipment based on the sale consideration. These losses were included in loss from discontinued operations, net of tax in AQN's consolidated statements of operations.
During the third quarter of 2024, the Company discontinued hedge accounting of the Company's net investment in Canadian investments and subsidiaries, and de-designated the related hedging instruments as the forecasted transactions being hedged were no longer probable. As a result, $94.6 million was reclassified from accumulated other comprehensive income to loss from discontinued operations, net of tax, in the Company's consolidated statements of operations for the year ended December 31, 2024.

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2025 and 2024
(in millions of U.S. dollars, except as noted and per share amounts)
23.Disposition of renewable energy business (continued)
(c)Cash flow from discontinued operations
AQN has elected not to separately disclose discontinued operations on AQN's consolidated statements of cash flows. The following table summarizes AQN's cash flows from discontinued operations:

	Years ended December 31,
(millions of U.S. dollars)	2025	2024
Cash flows provided by (used in)
Operating activities	$—	$121.3
Investing activities	—	(196.0)
(d)Extinguishment of debt
On January 7, 2025, the renewable energy group announced its intent to extinguish its outstanding Canadian senior unsecured notes of C$1,000.0 million in full and repay all outstanding principal and accrued interest amounts of $722.5 million as of the redemption date. The outstanding Canadian senior unsecured notes were repaid in full on February 6, 2025.
The outstanding U.S. senior secured notes of $475.9 million were repaid in full on January 8, 2025.
The senior unsecured credit facility of $181.0 million was repaid in full on January 8, 2025.
24.Comparative figures
Certain of the comparative figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.